                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                         PREMIERE RADIO NETWORKS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                 (i) Common Stock, par $0.01 value per share;
                     ---------------------------------------
             (ii) Class A Common Stock, par $0.01 value per share
                  -----------------------------------------------
                          (Title of Class of Securities)

                      (i) 740906 20 1; (ii) 740906 10 2
                      ---------------------------------
                                 (CUSIP Number)

                               Gary N. Jacobs, Esq.
        Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP 2121 Avenue of The Stars, Suite 1800, Los Angeles, CA 90067 Telephone
     ---------------------------------------------------------------------
                                 (310) 553-3000
                                 --------------
          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 1, 1996
                                  -------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 740906 20 1      SCHEDULE 13D              PAGE 2 OF 7 PAGES


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     ARCHON COMMUNICATIONS INC.
     IRS No. 95-4523968
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC; 00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)     / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               1,266,982 (See Item 5(a)-(b), footnote (3).)
 BY EACH REPORTING           --------------------------------------------------
 PERSON                       (8) SHARED VOTING POWER
                                  -0- (See Item 5(a)-(b), footnote (3).)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  800,000 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000 shares
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- -------------------------------------------------------------------------------
(13) PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.8%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 740906 10 2      SCHEDULE 13D              PAGE 3 OF 7 PAGES


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     ARCHON COMMUNICATIONS INC.
     IRS No. 95-4523968
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)     / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               633,489 (See Item 5(a)-(b), footnote (5).)
 BY EACH REPORTING           --------------------------------------------------
 PERSON                       (8) SHARED VOTING POWER
                                  -0- (See Item 5(a)-(b), footnote (5).)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  400,000 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,000 shares
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- -------------------------------------------------------------------------------
(13) PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.0%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Reference is hereby made to that certain Schedule 13D, dated August 7, 1995, filed by Archon Communications Inc., a Delaware corporation ("Archon") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Premiere Radio Networks, Inc., a Delaware corporation (the "Issuer"), referred to herein as the "Schedule." Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The
Schedule is hereby amended as follows:

ITEM 1.   PURPOSE OF TRANSACTION.

     Item 1 of the Schedule is hereby amended and restated as follows:

     This Schedule relates to the Common Stock and the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer. The principal executive offices of the Issuer is located at 15260 Ventura Boulevard, 5th Floor, Los Angeles, California 91403-5339.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Schedule is hereby amended by adding the following:

     On January 31, 1996, pursuant to a firm underwritten public offering registered on Form SB-2, as amended (Registration No. 33-99808), the Issuer and certain stockholders of the Issuer sold an aggregate of 1,500,000 shares of Class A Common Stock. On March 22, 1996, the Issuer declared a one-for-two stock dividend (the "Class A Dividend") to all holders of either Common Stock or Class A Common Stock, payable on April 1, 1996 in shares of Class A Common Stock. The Class A Dividend will be accounted for as a three-for-two stock split.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule is hereby amended and restated as follows:

     (a) - (b) The following table sets forth the information with respect to shares of Common Stock and Class A Common Stock beneficially owned by each person or entity named in Item 2 of this Schedule as of April 25, 1996. Unless otherwise indicated, each person or entity listed has sole voting and investment power with respect to the shares it holds.




                                                                    PERCENT
                                                                    OF
                                                     NUMBER OF      CLASS A
                      NUMBER         PERCENT         SHARES OF      COMMON
                      OF             OF              CLASS A        STOCK
                      SHARES OF      COMMON STOCK    COMMON         OUT-
NAME                  COMMON STOCK   OUTSTANDING(1)  STOCK          STANDING(1)
- ----                  ------------   --------------  ---------      -----------
Archon
Communications
Inc.                1,266,982(2)(3)  36.1%           633,489(4)(5)  15.8%
Robert M. Fell         10,000(6)     (7)              15,000(6)     (7)
Kenin M. Spivak        10,000(6)     (7)              15,000(6)     (7)


(1) Based upon 3,507,082 shares of Common Stock and 4,003,154 shares of Class A Common Stock represented by the Issuer to be outstanding on May 6, 1996.

(2) Includes 466,982 shares of Common Stock as to which Archon has been appointed as proxy and as to which it disclaims beneficial ownership.


                               PAGE 4 OF 7 PAGES

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(3)        Excludes 869,779 shares of Common Stock which are subject to the
           Voting Trust Agreement as to which Archon may acquire shared voting power under certain circumstances as set forth in the Voting Trust Agreement. Of the 1,266,982 shares of Common Stock set forth in the table above, 918,845 shares are subject to the Voting Trust Agreement and likewise may be subject to shared voting power under certain circumstances as set forth in the Voting Trust Agreement. See Item 6 of the Schedule which is incorporated herein by this reference.

(4) Includes 233,489 shares of Class A Common Stock as to which Archon has been appointed as proxy and as to which it disclaims beneficial ownership.

(5) Excludes 434,890 shares of Class A Common Stock which are subject to the Voting Trust Agreement as to which Archon may acquire shared voting power under certain circumstances as set forth in the Voting Trust Agreement. Of the 633,489 shares of Common Stock set forth in the table above, 459,422 shares are subject to the Voting Trust Agreement and likewise may be subject to shared voting power under certain circumstances as set forth in the Voting Trust Agreement. See Item 6 of the Schedule which is incorporated herein by this reference.

(6) Represents shares of Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof.

(7)        Less than 1%.

           (c) Item 3 of the Schedule is incorporated herein by this reference.

           (d) With respect to the 466,982 shares of Common Stock and the 233,489 shares of Class A Common Stock as to which Archon has been appointed proxy, the holders thereof have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Such holders are identified on Schedule 5(d) hereto which is incorporated herein by this reference.

           (e)     Not applicable.


                               PAGE 5 OF 7 PAGES

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 1996

                                      ARCHON COMMUNICATIONS INC.



                                      By:   /s/  Robert Fell
                                           -----------------------------
                                      Name:   Robert Fell
                                      Title:  Co-Chief Executive Officer
                                      and Treasurer


                               PAGE 6 OF 7 PAGES

                                  SCHEDULE 5(d)




                                         NUMBER OF SHARES    NUMBER OF SHARES
                                         OF COMMON STOCK       OF CLASS A
                                           COVERED BY          COMMON STOCK
                                           PROXIES TO       COVERED BY PROXIES
NAME OF HOLDER                               ARCHON             TO ARCHON
- --------------                           ---------------     -----------------

Timothy Kelly                                65,401              32,700
Kraig T. Kitchin                             37,769              18,884
Stephen C. Lehman                           210,658             105,329
Edward Mann                                  38,408              19,204
Louise Palanker                              92,139              46,069
Harold S. Wrobel                             22,607              11,303


                               PAGE 7 OF 7 PAGES